United States securities and exchange commission logo





                 July 8, 2021

       Diane R. Garrett, Ph.D.
       President and Chief Executive Officer
       Hycroft Mining Holding Corporation
       8181 E. Tufts Avenue, Suite 510
       Denver, Colorado 80237

                                                        Re: Hycroft Mining
Holding Corporation
                                                            Registration
Statement on Form S-3
                                                            File No. 333-257567
                                                            Filed June 30, 2021

       Dear Ms. Garrett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David S. Stone, Esq.